PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, August 7, 2003

CAMBIOR IMPROVES CONDITIONS UNDER LOAN AGREEMENT
ELIMINATION OF THE HEDGING COVENANT

Cambior Inc. is pleased to announce an agreement with its lenders to modify the terms of its credit facility in connection with the recently announced Cdn $100 million equity financing.

In light of the strengthening of its balance sheet following the realization of the proposed Cdn $100 million financing, the lenders have agreed to:

i)   waive their requirement for a prepayment of the credit facility from the proceeds of the share issue; and

ii)   eliminate the current hedging covenant under the loan agreement which currently requires Cambior to maintain a revenue protection program for 30% of its planned production until December 31, 2007.

Cambior will maintain a US $10 million reserve cash balance which will be released upon the achievement of commercial production at Rosebel currently scheduled to occur in 2004.

This modified lending agreement with its lenders is subject to the completion of the Cdn $100 million financing and the finalization of legal documentation to this modified loan agreement which is expected to take place on August 12, 2003.

At a recent meeting, the Board of Directors of Cambior adopted a policy that will allow gold hedging only when required for project financing.

Mr. Louis P. Gignac, President and Chief Executive Officer of Cambior, stated: "We are pleased with the improved conditions under our loan agreement and the increased flexibility in eliminating our revenue protection program. Cambior intends to reduce its hedge book through accelerated deliveries and opportunistic buy-back of the positions with the objective to be hedge free by year-end 2004 excluding the remaining 52,000 ounces to be delivered in 2005 under the prepaid gold forward sale agreement".

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrant "CBJ.WT.B" trades on the TSX.

Cautionary Note

The securities offered under the Cdn $100 million financing have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, the modification of its loan agreement, the use of proceeds to be received from its Cdn $100 million equity financing, the closing of this financing, the reduction of its hedge book, and future commercial production. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, the potential consequences of not closing the Cdn $ 100 million equity financing, risks of delays in construction and other risks referred to in Cambior's 2002 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

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For additional information, please contact:
CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel. : (450) 677-2699
Fax : (450) 677-3382
E-mail : info@cambior.com

Website : www.cambior.com
PR-2003-32